Exhibit (a)(8)

The Latin American Discovery Fund, Inc.

(For Immediate Release)

New York, New York, June 21, 2005 — The Latin American Discovery Fund, Inc. (NYSE: LDF) (the “Fund”) announced today that, in accordance with its tender offer for up to 898,427 of its issued and outstanding shares of common stock, which expired on June 15, 2005, the Fund has accepted 898,427 shares for payment on Wednesday, June 22, 2005 at $21.79 per share. The 898,427 shares represent 10% of the Fund’s outstanding shares. A total of 4,923,362 shares were properly tendered and not withdrawn by June 15, 2005, the final date for withdrawals. Therefore, on a pro rated basis, approximately 17.08% of the shares so tendered by each tendering stockholder have been accepted for payment.

The Fund is a non-diversified, closed-end management investment company, the shares of which are listed on the NYSE (LDF). The Fund’s investment objective is long-term capital appreciation through investment primarily in equity securities of Latin American issuers and by investing, from time to time, in debt securities issued or guaranteed by Latin American governments or governmental entities. Morgan Stanley Investment Management Inc. is the Fund’s investment adviser.

For further information regarding the Tender Offer, please contact Georgeson Shareholder Communications Inc., 17 State Street, New York, New York, at (800) 819-0052 ext. 615.